Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings Street
Vancouver, BC V6C 1B4

("Gold Standard" or the "Issuer")

Item 2.	Dates of Material Changes

May 29, 2014 and June 4, 2014

Item 3.	Press Releases Press releases were disseminated through Canada Stockwatch and Marketwire news services on May 30, 2014 and June 5, 2014, respectively.

Item 4.	Summary of Material Change

1.
The Issuer has entered into a binding letter of intent to sell its entire portfolio of non-core early exploration assets consisting of Crescent Valley, East Camp Douglas and East Bailey projects to Tanqueray Exploration Ltd. (TSXV:TQY) ("Tanqueray") for $150,000 cash and 60,000,000 common shares of Tanqueray (representing approximately 88% of its shares outstanding after the sale).  The sale follows a strategic decision by Gold Standard's board of directors to concentrate the Issuer's efforts on its wholly-owned/controlled advanced exploration stage Railroad-Pinion Project on Nevada’s Carlin Trend.  Completion of the transaction is estimated to take place on or about August 15, 2014 and is subject to a number of conditions, including, but not limited to, the satisfaction of certain due diligence investigations by each of the Issuer and Tanqueray, acceptance of the TSX Venture Exchange and, where applicable, approval by Tanqueray's shareholders.

Changes to Gold Standard's technical team have also been made to reflect the shift in strategic direction. Effective May 30, 2014, co-founder, director and VP of Exploration Dave Mathewson has stepped down as a director and officer of Gold Standard to assume responsibility for the direction of Tanqueray as its VP Exploration and interim President and CEO upon closing of the transaction.  In conjunction therewith, Gold Standard has agreed to pay Mr. Mathewson a transition payment equal to one year's salary, being US$220,000, by way of a combination of cash and common shares of the Issuer and Mr. Mathewson will remain a technical advisor to the Issuer for a period of at least one year. Senior Geologist, Mac Jackson, Jr., M.Sc. will become Gold Standard's VP Exploration and will be joined by newly hired Chief Geologist John Norby, M.Sc.

2.
The audit report of Gold Standard's independent registered public accountants to the Issuer's audited consolidated financial statements for the fiscal year ended December 31, 2013 contains a going concern explanatory note resulting from the need for external financing to fund operations and exploration activities after 2014.

Item 5.	Full Description of Material Change

1.
The Issuer has entered into a binding letter of intent to sell its entire portfolio of non-core early exploration assets consisting of Crescent Valley, East Camp Douglas and East Bailey projects to Tanqueray Exploration Ltd. (TSXV:TQY) ("Tanqueray") for cash and shares. The sale follows a strategic decision by Gold Standard's board of directors to concentrate the Issuer's efforts on its wholly-owned/controlled advanced exploration stage Railroad-Pinion Project on Nevada’s Carlin Trend. Changes to Gold Standard's technical team have also been made to reflect the shift in strategic direction.

Divestiture Highlights:

•
Gold Standard has agreed to sell all of its interests in the non-core assets to Tanqueray for 60,000,000 shares of Tanqueray (representing approximately 88% of Tanqueray's shares outstanding after the sale) and $150,000 in cash, to close on or about August 15, 2014.

•	The sale will reduce Gold Standard's annual land holding costs by approximately $400,000.

•	Gold Standard will continue to have a significant participation in the potential for exploration success on the non-core properties as the majority shareholder of Tanqueray.

As part of the divestiture, effective May 30, 2014, co-founder, director and VP of Exploration Dave Mathewson has stepped down as a director and officer of Gold Standard to assume responsibility for the direction of Tanqueray as its VP Exploration and interim President and CEO upon closing of the transaction.   In conjunction therewith, Gold Standard has agreed to pay Mr. Mathewson a transition payment equal to one year's salary, being US$220,000, of which US$55,000 is payable in 3 monthly cash installments of US$18,333.33 and, subject to acceptance of the TSX Venture Exchange and NYSE-MKT, the balance of US$165,000 through the issuance of approximately 248,338 common shares of the Issuer at a deemed price of C$0.72 per share. Mr. Mathewson will also remain a technical advisor to Gold Standard for a period of at least one year.

Jonathan Awde, President and CEO of Gold Standard, stated that “since the Pinion acquisition we have been assessing ways to unlock the value in our earlier stage exploration assets while also focusing on the Railroad-Pinion Project. We believe this divestiture is the best way to accomplish these two objectives. Dave Mathewson is a visionary Nevada geologist with a long history of early stage discoveries. He was absolutely instrumental in our discovery at North Bullion and vital to our efforts to consolidate the Railroad-Pinion district for the first time ever. Dave's first love in exploration has always been in identifying and advancing tier 1, district scale generative exploration opportunities and that's precisely what Crescent Valley, East Camp Douglas and East Bailey projects represent. This is a fitting transition given Gold Standard’s new strategic direction as an advanced-stage explorer. I want to express our utmost appreciation to Dave for his unwavering commitment to the growth of the Company.”

Senior Geologist, Mac Jackson, Jr., M.Sc. will become Gold Standard's new VP Exploration and will be joined by newly hired Chief Geologist John Norby, M.Sc.

Mac Jackson has over 17 years of experience as an exploration geologist, including 8 years with Newmont Mining Corporation. During his tenure with Newmont, Mr. Jackson was a significant contributor to the discovery of the West Leeville and Turf deposits, both of which are on the Carlin Trend, and the Fiber Line deposit at the Twin Creeks complex. Mr. Jackson has been with Gold Standard since July 26, 2011 and has been instrumental in expanding its understanding of the stratigraphy and structural geology and advancing new target opportunities on the Railroad-Pinion Project.

John Norby has over 35 years of experience as exploration, project and chief geologist. John has extensive Nevada experience including nearly 20 years spent designing and executing exploration and resource delineation programs for Barrick and Newmont mostly in the Carlin and Cortez trends. Mr. Norby managed a highly successful exploration program for Newmont in the Maggie Creek district within the Carlin Trend that successfully delineated significant additional resources at the Mike and Gold Quarry deposits. While at Placer Dome and Barrick, Mr. Norby identified and drilled new oxide mineralization at Pipeline and Getchell. John obtained his Master of Science, Geology, 1984, South Dakota School of Mines and Technology, Rapid City and Bachelor of Arts, Environmental Science, geology concentration, 1978, University of Virginia, Charlottesville.

CEO Jonathan Awde stated that "Mac and John, along with our Manager of projects, Steve Koehler represent a first class technical team with extensive Carlin experience. John provides the resource estimation and environmental expertise we now need for the next stage of our development while Mac and Steve bring invaluable, first hand knowledge of Railroad-Pinion geology and operational requirements. All the elements are in place for success going forward."

Completion of the Tanqueray transaction is subject to a number of conditions, including, but not limited to, the satisfaction of certain due diligence investigations by each of Gold Standard and Tanqueray, closing conditions customary to transactions of the nature of the transaction and exchange acceptance. Where applicable, the transaction cannot close until the required shareholder approval is obtained by Tanqueray, and there can be no assurance that the transaction will be completed as proposed or at all.

2.
The audit report of Gold Standard's independent registered public accountants to the Issuer's audited consolidated financial statements for the fiscal year ended December 31, 2013 (the "2013 Financial Statements") contains a going concern explanatory note resulting from the need for external financing to fund operations and exploration activities after 2014.  Public disclosure and confirmation of the going concern note is required by Section 610(b) of the NYSE MKT Company Guide, which requires a listed company that receives an audit report that contains a going concern qualification to make a separate public announcement in the United States.  The 2013 Financial Statements are included in the Company’s Form 20-F dated April 28, 2014 filed with the Securities and Exchange Commission and applicable securities regulators in Canada and are available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com, and also Gold Standard's website at www.goldstandardv.com.  The 2013 Financial Statements will also be presented to the shareholders at Gold Standard's 2014 annual general meeting, which has been re-scheduled for September 9, 2014.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information Not applicable.

Item 8.	Executive Officer Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report June 5, 2014

GOLD STANDARD VENTURES CORP.

By:

“Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas
(Please print here name of individual whose signature appears above.)